Room 4561

								January 11, 2006

Michael Nouri
President and Chief Executive Officer and
Smart Online, Inc.
2530 Meridian Parkway, 2nd Floor
Durham, North Carolina  27713

Re:	Smart Online, Inc.
Form 8-K filed on November 21, 2005
Form 8-K/A filed on December 23, 2005
      File No. 1-32634

Dear Mr. Nouri:

      We have reviewed your responses to the comments raised in our letter dated December 2, 2005 and have the following comments.

	We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K/A filed on December 23, 2005

1. Please submit your correspondence dated December 23, 2005 on EDGAR as required by Rule 101 of Regulation S-T.

Form 10-Q/A for the Quarter Ended June 30, 2005

2. We note that the warrants that are the subject of your restatement are classified as permanent equity. Please provide us with your analysis supporting the permanent equity classification of these warrants. Your response should include your consideration of paragraphs 12 - 32 of EITF 00-19. Describe how you considered any associated registration rights in determining your accounting for these instruments and whether you are subject to liquidating damages due to any registration rights including the obligation to maintain effectiveness of a registration statement.  See also Section II.B. of Current
Accounting
and Disclosure Issues in the Division of Corporation Finance, available on our website at http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

      As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation
S-T. Please furnish a cover letter with any amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendments and your responses to our comments.

	You may contact Tamara Tangen, Staff Accountant, at (202)
551-
3443 or me at (202) 551-3488 with any questions.

      Sincerely,



      Stephen G. Krikorian
      Branch Chief - Accounting

Mr. Michael Nouri
Smart Online, Inc.
January 11, 2006
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